August 12, 2020

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washing, D.C. 20549

Attention: Erin Purnell

Re:	Lionheart Acquisition Corporation II Form S-1 Registration Statement File No. 333-240130

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), each of the undersigned, for itself and the several underwriters, hereby joins in the request of Lionheart Acquisition Corporation II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on August 12, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, 300 copies of the Preliminary Prospectus dated August 6, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

NOMURA SECURITIES INTERNATIONAL, INC.
CANTOR FITZGERALD & CO.
As Representatives of the Several Underwriters

NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Bryan P. Finkel
Name: Bryan P. Finkel
Title: Managing Director

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Senior Managing Director